

07007149

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED AUG 2 2 2007 WASH. D.C. 186 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stephan Perry & Associates, Inc. dba JCP Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Avenue, Suite 600
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Perry FINOP (949) 477-8060
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
SEP 12 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Perry and Associates, Inc., dba JCP Securities, as of June 30, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn (or affirmed) to before me this 30TH day of JULY, 2007

Andrew A. Prentiss
Notary Public

Signature

Managing Director
Title



ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
SECTION

Stephen Perry & Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2007

Independent Auditor's Report

Board of Directors
Stephen Perry & Associates, Inc.:

We have audited the accompanying statement of financial condition of Stephen Perry & Associates, Inc. (the Company) as of June 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Perry & Associates, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 30, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Stephen Perry & Associates, Inc.
Statement of Financial Condition
June 30, 2007

Assets

Cash	$	20,399
Deferred income tax asset		7,850
Total assets	$	28,249

Liabilities and Stockholder's Equity

Liabilities	$	–
Stockholder's equity		
Common stock, no par value; 1,000,000 shares authorized 1,000 shares issued and outstanding		2,500
Additional paid-in capital		51,716
Accumulated deficit		(25,967)
Total stockholder's equity		28,249
Total liabilities and stockholder's equity	$	28,249

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Operations
For the year ended June 30, 2007

Revenue	
Interest income	$ 529
Total revenue	529
Expenses	
Occupancy	1,205
Taxes, other than income taxes	1,082
Other operating expenses	14,269
Total expenses	16,556
Net income (loss) before income tax provision	(16,027)
Income tax provision	(7,050)
Net income (loss)	$ (8,977)

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2006	$ 2,500	$ 27,148	$ (16,990)	$ 12,658
Capital contribution	–	24,568	–	24,568
Net income (loss)	–	–	(8,977)	(8,977)
Balance at June 30, 2007	$ 2,500	$ 51,716	$ (25,967)	$ 28,249

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Statement of Cash Flows
For the year ended June 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ (8,977)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Deferred income tax asset	$ (7,850)	
Total adjustments		(7,850)
Net cash provided by (used in) operating activities		(16,827)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Capital contribution	24,568	
Net cash provided by (used in) financing activities		24,568
Net increase (decrease) in cash		7,741
Cash at beginning of year		12,658
Cash at end of year		$ 20,399
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Stephen Perry & Associates, Inc.
Notes to Financial Statements
June 30, 2007

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Stephen Perry & Associates, Inc. (the "Company") was incorporated in the state of California on March 11, 2005. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934, under the doing business as (d.b.a.) name JCP Securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company has been pursuing the establishment of business relationships with a number of institutional investors. Such relationships, by their very nature, take time and effort to establish and maintain. Management believes that the time spent in the pursuit of these relationships will soon be rewarded by the production of revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 1,205

Note 3: INCOME TAXES

The components of the income tax provision are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 800	$ (2,850)	$ (2,050)
Federal tax expense (benefit)	-	(5,000)	(5,000)
Total income tax expense (benefit)	$ 800	$ (7,850)	$ (7,050)

The Company has available at June 30, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $7,850 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 16,990	2026
16,827	2027
$ 33,817	

Note 4: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture and equipment with an affiliated company in which management has an ownership interest. The companies have an expense sharing agreement, whereby the affiliated company pays certain operating expenses and various equipment costs that benefit the Company. Due to the low activity of the Company, had the Company reimbursed all of its proportional share of expenses to the affiliated company, the difference in the results from operations would be immaterial. The Company is also not liable to this affiliate for any expenses incurred on its behalf.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $20,399, which was $15,399 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($–0–) to net capital was not applicable because the Company had no aggregate indebtedness, which is less than the 8 to 1 maximum ratio allowed for a first year broker dealer.

Stephen Perry & Associates, Inc.
Notes to Financial Statements
June 30, 2007

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was no material difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 20,399
Adjustments:		
Accumulated deficit	$ 7,850	
Non-allowable assets	(7,850)	
Total adjustments		-
Net capital per audited statements		$ 20,399

Stephen Perry & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2007

Computation of net capital

Stockholder's equity		
Common stock	$ 2,500	
Additional paid-in capital	51,716	
Accumulated deficit	(25,967)	
Total stockholder's equity		$ 28,249
Less: Non allowable assets		
Deferred income tax asset	(7,850)	
Total adjustments		(7,850)
Net capital		20,399
Computation of net capital requirements		
Minimum net capital requirements		
12 ½ percent of net aggregate indebtedness	n/a	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess (deficient) net capital		$ 15,399
Percentage of aggregate indebtedness to net capital	n/a	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 7.

See independent auditor's report.

Stephen Perry & Associates, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2007

A computation of reserve requirements is not applicable to Stephen Perry & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2007

Information relating to possession or control requirements is not applicable to Stephen Perry & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Stephen Perry & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Stephen Perry & Associates, Inc.:

In planning and performing our audit of the financial statements of Stephen Perry & Associates, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 30, 2007

END